[Letterhead of Davis Polk & Wardwell LLP]

September 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Matthew Crispino

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oracle Corporation

Registration Statement on Form S-4

Filed August 19, 2011

File No. 333-176405

Dear Mr. Crispino:

This letter is provided to the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced Registration Statement on Form S-4 ( the “Registration Statement”), relating to the offer (the “Exchange Offer”) by Oracle Corporation (the “Company”) to exchange newly issued 3.875% Notes due 2020 and 5.375% Notes due 2040 (the “New Notes”), registered under the Securities Act of 1933, as amended, pursuant to the Registration Statement, for its outstanding 3.875% Notes due 2020 and 5.375% Notes due 2040 (the “Old Notes”). We have been requested by the Company to supplementally confirm to the Staff on its behalf that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

We have been requested by the Company to represent to the Staff on their behalf that:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will

U.S. Securities and Exchange Commission	September 23, 2011

make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Company will also make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

(iii) The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and who receives New Notes in exchange for such Old Notes in the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

(iv) The Company will include in the transmittal letter to be executed by an exchange offeree, an acknowledgment that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received pursuant to the Exchange Offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at 650-752-2011.

Very truly yours,

/s/ Sarah K. Solum Sarah K. Solum

cc:	Dorian Daley, Oracle Corporation

Christopher Ing, Oracle Corporation

Stephani Bouvet, Securities and Exchange Commission

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